UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2023
Commission File Number: 001-15160
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BROOKFIELD CORPORATION
(Translation of registrant’s name into English)
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Brookfield Place,
Suite 100,
181 Bay Street, P.O. Box 762,
Toronto, Ontario, Canada M5J 2T3
(Address of Principal Executive Office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.
Form 20-F  ☐            Form 40-F  ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
See the Exhibit Index to this Form 6-K. Management's Discussion and Analysis of Financial Results and the Unaudited Interim Consolidated Financial Statements for the quarter ended March 31, 2023 included on pages 11 to 86 of the Interim Report to Shareholders of Brookfield Corporation, contained in Exhibit 99.1 of this Form 6-K, are incorporated by reference into the registration statements of Brookfield Corporation on Form F-3 (File Nos. 333-182656, 333-255310 and 333-261528), on Form S-8 (File Nos. 333-129631, 333-178260, 333-184108, 333-204848, 333-214948, 333-233871 and 333-268020) and the registration statements of Brookfield Corporation, Brookfield Finance Inc. and Brookfield Finance II Inc. on Form F-10 (File Nos. 333-267243, 333-267243-01 and 333-267243-02) and Brookfield Capital Finance LLC, Brookfield Finance (Australia) Pty Ltd, Brookfield Finance II LLC and Brookfield Finance I (UK) PLC on Form F-3 (File Nos. 333-267244, 333-267244-01, 333-267244-02 and 333-267244-03). Except for the foregoing, no other document or portion of a document filed with this Form 6-K is incorporated by reference in the above registration statements.

EXHIBIT LIST

Exhibit	Description
99.1	Interim Report to Shareholders of Brookfield Corporation for the quarter ended March 31, 2023
99.2	Certification of Chief Executive Officer pursuant to Canadian Law
99.3	Certification of Chief Financial Officer pursuant to Canadian Law

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD CORPORATION
Date: May 15, 2023	By:	/s/ Swati Mandava
Name: Swati Mandava Title: Managing Director, Legal & Regulatory